UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili,

Chaoyang District, Beijing

The People’s Republic of China, 100020

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers;

Resignation of Directors and Officers

Effective March 31, 2026, Mr. Songrui Guo resigned from his positions as a director and Chief Technology Officer of WiMi Hologram Cloud Inc. (the “Company”). On the same date, Mr. Teck Yong Heng resigned from his position as an independent director and chairperson of the Audit Committee of the Board of Directors of the Company (the “Board”), and Ms. Ting Zhang resigned from her position as an independent director of the Company.

The resignations of Mr. Guo, Mr. Heng, and Ms. Zhang were not the result of any dispute or disagreement with the Company, the Board, or management regarding any matter relating to the Company’s operations, policies, practices, or accounting principles.

Election of Directors; Appointment to Committees

To fill the vacancies created by the aforementioned resignations, on March 31, 2026, the Board appointed Mr. Ethan Yang to serve as an independent director of the Company and as a member of the Audit Committee, effective immediately.

There are no arrangements or understandings between Mr. Yang and any other persons pursuant to which he was selected as a director. There are no transactions in which Mr. Yang has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Additionally, effective March 31, 2026, the Board appointed existing independent director Mr. Hongtao Zhao to succeed Mr. Heng as the chairperson of the Audit Committee. Following these appointments, the Audit Committee consists of Mr. Hongtao Zhao (Chairperson) and Mr. Ethan Yang, each of whom satisfies the applicable independence requirements of the Nasdaq Stock Market and the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: April 3, 2026

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